UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  08 December, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	8th December 2011

AIB - European Banking Authority Stress Test

Allied Irish Banks, p.l.c. ("AIB") has today published the results of the EU-wide stress testing exercise co-ordinated by the European Banking Authority (EBA) under the supervision of the Central Bank of Ireland (CBI).

The published results confirm that AIB does not require any additional capital. AIB has been recapitalised to meet the requirements of the Prudential Capital Assessment Review (PCAR) set by the CBI in March 2011 and is required to maintain a minimum Core Tier 1 ratio of 10.5% on an ongoing basis.

To view the published results including the EBA disclosure templates for AIB please click here

http://www.rns-pdf.londonstockexchange.com/rns/6565T_1-2011-12-8.pdf

- ENDS -

For further information, please contact:

Alan Kelly	Helen Leonard
Director of Corporate Affairs & Marketing	Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414141
email: alan.j.kelly@aib.ie	email: helen.m.leonard@aib.ie

EBA Communication Elements

Allied Irish Bank p.l.c. notes the announcements made today by the European Banking Authority and competent National Supervisor regarding the capital exercise, which demonstrate the following result for Allied Irish Bank p.l.c..

The capital exercise proposed by the EBA and agreed by the Council on 26 October 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. The amount of any final capital shortfall identified is based on September 2011 figures. The amount of the sovereign capital buffer will not be revised.

71 banks across Europe, including Allied Irish Bank p.l.c., were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment. This buffer would explicitly not be designed to cover losses in sovereigns but to provide a reassurance to markets about banks' ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the European Banking Authority, in close cooperation with the competent national authority, the exercise has determined that:

Allied Irish Bank p.l.c. meets the 9% Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.

The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  08 December, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.